FORM 4

  (   )  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

         U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                 WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                      |OMB NUMBER: 3235-0287|
                                                      |EXPIRES:             |
                                                      | SEPTEMBER 30, 1998  |
       Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,             |BURDEN HOURS         |
        Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
          Holding Company Act of 1935                 |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940
 ___________________________________________________________________________
  1. Name and Address of Reporting Person
     Meyer, Edward H.

 ___________________________________________________________________________
 2. Issuer Name and Ticker or Trading Symbol
    Grey Advertising Inc.
 ___________________________________________________________________________
 3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

 ___________________________________________________________________________
 4. Statement for Month/Year
    February 1998
 ___________________________________________________________________________
 5. If Amendment, Date of Original (Month/Year)

 ___________________________________________________________________________
 6. Relationship of reporting person to Issuer (Check all applicable)
  (X) DIRECTOR
  (X) 10% OWNER
  (X) OFFICER (GIVE TITLE BELOW)
  ( ) OTHER (SPECIFY TITLE BELOW)

   Chairman of the Board and Chief Executive Officer



 ___________________________________________________________________________
 7. Individual, or Joint/Group Filing (Check all applicable)

  (X) Form filed by One Reporting Person
  ( ) Form filed by More than One Reporting Person

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 TABLE I
 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
 ___________________________________________________________________________
 1. Title of Security (Instr. 3)
      Common Stock
 ___________________________________________________________________________
 2. Transaction Date (Month/Day/Year)
      February 3, 1998
 ___________________________________________________________________________
 3. Transaction Code (Instr. 8)
       Z*
 ___________________________________________________________________________
 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      (D) 3,731 shares deposited into 1994 Voting Trust.
 ___________________________________________________________________________
 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 197,137
 ___________________________________________________________________________
 6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
      Indirect
 ___________________________________________________________________________
 7. Nature of Indirect Beneficial Ownership (Instr. 4)
      By Voting Trust
 ___________________________________________________________________________
 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
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 TABLE II
 Derivative Securities Acquired, Disposed of, or Beneficially Owned
 (e.g., Puts, Calls, Warrants, Options, Convertible securities)
 ___________________________________________________________________________
 1. Title of Derivative Security (Instr. 3)
      Employee Stock Options
 ___________________________________________________________________________
 2. Conversion or Exercise Price of Derivative Security
      $332.50 per share
 ___________________________________________________________________________
 3. Transaction Date (Month/Day/Year)
      1/23/98
 ___________________________________________________________________________
 4. Transaction Code (Instr. 8)
      Column 1:  A and G**          Column 2:  V
 ___________________________________________________________________________
 5. Number of Derivative Securities Acquired (A) or Disposed of (D)
         (Instr. 3, 4, and 5)
      Column 1:  30,000 (A)         Column 2:  15,000 (D)
 ___________________________________________________________________________
 6. Date Exercisable and Expiration Date (Month/Day/Year)
      Column 1:  **                 Column 2:  1/23/05
 ___________________________________________________________________________
 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
      Column 1:  Common Stock       Column 2:  30,000 shares
 ___________________________________________________________________________
 8. Price of Derivative Securities (Instr. 5)

 ___________________________________________________________________________
 9. Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)
         75,000
 ___________________________________________________________________________
 10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
         (Instr. 4)
      D
 ___________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)

 ___________________________________________________________________________
 EXPLANATION OF RESPONSES:
 * Represents deposit into 1994 Voting Trust by the reporting person of shares of common stock previously reported as indirectly owned through the company's Employee Stock Ownership Plan (the "ESOP"). The shares were distributed to the reporting person on 2/3/98 by the ESOP and deposited immediately thereafter into the 1994 Voting Trust.

 ** Grant to reporting person on 1/23/98 to buy 30,000 shares of common stock under the Grey Advertising Inc. 1994 Stock Incentive Plan. The options are exercisable as to one-third of the shares of common stock as of 1/23/98 (the "1998 Effective Date") and will become exercisable as to the remaining two-thirds in equal increments on the first and second anniversaries of the 1998 Effective Date, respectively. The reporting person has assigned the right to exercise 15,000 of the options to a trust set up for the benefit of his spouse and children. Excluding these 15,000 shares, the reporting person beneficially owned 75,000 options as of 2/3/98, which includes options to buy 40,000 shares of common stock granted in 1995 in a transaction reported to the SEC on Form 4 on 3/13/95 and 20,000 shares of common stock granted in 1996 in a transaction reported to the SEC on Form 5 on 2/11/97.



             /s/ Edward H. Meyer                         3/13/98
    **  SIGNATURE OF REPORTING PERSON                     DATE

 _____________________________

    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).